October 19, 2015

Justin Kisner

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: KSIX Media Holdings, Inc. – Form 8-K Filing dated August 10, 2015 – SEC File No. 00-52522

Mr. Kisner,

Pursuant to a telephonic conversation with you this morning on behalf of KSIX Media Holding, Inc. (the “Company”), the Company is notifying the SEC that the Company will be filing the amendment to the above referenced filing no later than Friday, October 23, 2015, based upon comments received from the staff on September 6, 2015.

The reason for the potential delay was the necessity to provide audited financial statements for KSIX Media, Inc., for fiscal year end December 31, 2014 as requested by question #16 instead of the two operating subsidiaries which was just completed by our firm’s auditors as of October 16, 2015. As discussed today, while the FYE financial statements and notes thereto have been completed, the Company is currently preparing all documents required by our auditing team so they can issue the final audit report which will need to be included in the filing under question #16.

If you have any questions, comments or additional requirements, feel free to contact the undersigned at 800-760-9689. We appreciate your patience in this matter.

Professionally,

/s/ Carter Matzinger
Carter Matzinger
President